U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                              FORM 10-SB

             General Form for Registration of Securities
                        of Small Business Issuers
                    Under Section 12(b) or (g) of
                 the Securities Exchange Act of 1934



                  BOULEVARD ACQUISITION CORPORATION
                    -----------------------------
                   (Name of Small Business Issuer)




 Delaware                                            52-2257546
 --------------------------------        ----------------------------------
(State or Other Jurisdiction of          I.R.S. Employer Identification Number
Incorporation or Organization)


             1504 R Street, N.W., Washington, D.C. 20009
     ------------------------------------------------------------
     (Address of Principal Executive Offices including Zip Code)


                             202/387-5400
                            _____________
                     (Issuer's Telephone Number)



Securities to be Registered Under Section 12(b) of the Act:         None

Securities to be Registered Under Section 12(g) of the Act:   Common Stock
                                                             $.0001 Par Value
                                                             (Title of Class)


                                PART I

ITEM 1.  BUSINESS.

        Boulevard Acquisition Corporation ("Boulevard") was incorporated on March 24, 1999 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Boulevard has been in the developmental stage since inception and its operations to date have been limited to issuing shares to its original shareholders and filing this registration statement.

        Boulevard will attempt to locate and negotiate with a business entity for the combination of that target company with Boulevard. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended.

        No assurances can be given that Boulevard will be successful in locating or negotiating with any target company.

        Boulevard has been formed to provide a method for a foreign or domestic private company to become a reporting company with a class of securities registered under the Securities Exchange Act of 1934, as amended ("the Exchange Act")

ASPECTS OF A REPORTING COMPANY

        There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

        *        increased visibility in the financial community;
        * provision of information required under Rule 144 for trading of eligible securities;
        * compliance with a requirement for admission to quotation on the NASD OTC Bulletin Board or on the Nasdaq SmallCap Market;
        * the facilitation of borrowing from financial institutions;
        *        improved trading efficiency;
        *        shareholder liquidity;
        *        greater ease in subsequently raising capital;
        * compensation of key employees through stock options for which there may be a market valuation;
        *        enhanced corporate image.

        There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

        *        requirement for audited financial statements;
        *        required publication of corporate information;
        * required filings of periodic and episodic reports with the Securities and Exchange Commission;
        * increased rules and regulations governing management, corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

        Certain private companies may find a business combination more attractive than an initial public offering of their securities.

 Reasons for this may include the following:

        *        inability to obtain an underwriter;
        * possible larger costs, fees and expenses of a public offering;
        *        possible delays in the public offering process;
        *        greater dilution of outstanding securities.

        Certain private companies may find a business combination less attractive than an initial public offering of their securities.

 Reasons for this may include the following:

        * no investment capital raised through a business combination;
        *        no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

        A business entity, if any, which may be interested in a business combination with Boulevard may include the following:

        * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

        * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

        * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;

        * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

        * a foreign company which may wish an initial entry into the United States securities market;

        * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock
                 Option Plan;

        * a company seeking one or more of the other perceived benefits of becoming a public company.

        A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Boulevard and the substitution by the target company of its own management and board of directors.

        No assurances can be given that Boulevard will be able to enter into any business combination, as to the terms of a business combination, or as to the nature of a target company.

        The proposed business activities described herein classify Boulevard as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the public sale of securities of blank check companies. Boulevard will not make any efforts to cause a market to develop in its securities until such time as Boulevard has successfully implemented its business plan and it is no longer classified as a blank check company.

        Boulevard is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act. Boulevard will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Boulevard. Since a principal benefit of a business combination with Boulevard would normally be considered its status as a reporting company, it is anticipated that Boulevard will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

        James M. Cassidy is the sole officer and director of Boulevard and the sole shareholder of Pierce Mill Associates, Inc., the sole shareholder of Boulevard. Boulevard has no employees nor are there any other persons than Mr. Cassidy who devote any of their time to its affairs. Mr. Cassidy will not begin any services for Boulevard until after the effective date of this registration statement. All references herein to management of Boulevard are to Mr. Cassidy. The inability at any time of Mr. Cassidy to devote sufficient attention to Boulevard could have a material adverse impact on its operations.

GLOSSARY

"Blank check" company          As used herein, a "blank check"
                               company is a development stage
                               company that has no specific business
                               plan or purpose or has indicated that
                               its business plan is to engage in a
                               merger or acquisition with an
                               unidentified company or companies.

Business combination           Normally a merger, stock-for-stock
                               exchange or stock-for-assets exchange
                               between  the Registrant and the
                               target company or the shareholders of
                               the target company.

Boulevard or                   The corporation whose common stock is
 the Registrant                the subject of this registration statement.

Exchange Act                   The Securities Exchange Act of 1934,
                                as amended.

Securities Act                 The Securities Act of 1933, as amended.

RISK FACTORS

        The business of Boulevard is subject to numerous risk factors, including the following:

        BOULEVARD HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Boulevard has had no operating history nor any revenues or earnings from operations. Boulevard has no significant assets or financial resources. Boulevard has sustained losses to date and will, in all likelihood, continue to sustain expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". Rock Creek Capital Corporation, a company affiliated with management, has agreed to pay all expenses incurred by Boulevard until a business combination is effected, without repayment. There is no assurance that Boulevard will ever be profitable.

        COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. The sole officer of Boulevard is James M. Cassidy who is also its sole director and the sole shareholder of Pierce Mill Associates, Inc., the sole shareholder of Boulevard. Because management consists of only one person, Boulevard does not benefit from multiple judgments that a greater number of directors or officers would provide and Boulevard will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Cassidy anticipates devoting only a limited amount of time per month to the business of Boulevard and will not begin any services for Boulevard until after the effective date of the registration statement. Mr. Cassidy has not entered into a written employment agreement with Boulevard and he is not expected to do so. Boulevard has not obtained key man life insurance on Mr. Cassidy. The loss of the services of Mr. Cassidy would adversely affect development of the business of Boulevard and its likelihood of commencing operations.

        CONFLICTS OF INTEREST. Mr. Cassidy, the president of Boulevard, participates in other business ventures which may compete directly with Boulevard. Additional conflicts of interest and non-arms length transactions may also arise in the future.
Boulevard has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of a business combination may include such terms as Mr. Cassidy remaining a director or officer of Boulevard and/or the continuing securities or other legal work of Boulevard being handled by the law firm of which Mr. Cassidy is the principal. The terms of a business combination may provide for a payment by a target company in cash or otherwise to Pierce Mill Associates, Inc. for the purchase or retirement of all or part of its common stock of Boulevard or to Rock Creek Capital Corporation for services rendered incident to or following a business combination. Mr. Cassidy would directly benefit from such employment or payment. Such benefits may influence Mr. Cassidy's choice of a target company. The Certificate of Incorporation of Boulevard provides that Boulevard may indemnify officers and/or directors of Boulevard for liabilities, which can include liabilities arising under the securities laws. Assets of Boulevard could be used or attached to satisfy any liabilities subject to such
indemnification.   See "ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS,
PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."

        THE PROPOSED OPERATIONS OF BOULEVARD ARE SPECULATIVE. The success of the proposed business plan of Boulevard will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Boulevard will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Boulevard had more funds available to it, would be desirable. In the event Boulevard completes a business combination the success of its operations will be dependent upon management of the target company and numerous other factors beyond the control of Boulevard. There is no assurance that Boulevard can identify a target company and consummate a business combination.

        PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for the securities of Boulevard following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Boulevard, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock.

        THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Boulevard is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Boulevard. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Boulevard and, consequently, Boulevard will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Boulevard will also compete with numerous other small public companies in seeking merger or acquisition candidates.

        THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. As of the original filing date of this registration statement, Boulevard had no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. Boulevard does not intend to enter into a business combination until after the effective date of this registration statement. There can be no assurance that Boulevard will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company.
Boulevard has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Boulevard would not consider a business combination with such business entity. Accordingly, Boulevard may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Boulevard will be able to negotiate a business combination on terms favorable to Boulevard.


        REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Exchange Act, Boulevard is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements normally must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Boulevard. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financial statements may not be available to Boulevard at the time of effecting a business combination. In cases where audited financial statements are unavailable, Boulevard will have to rely upon information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a target company might prove to be an unfavorable one for Boulevard.

        LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION.
Boulevard has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Boulevard. Even in the event demand exists for a transaction of the type contemplated by Boulevard, there is no assurance Boulevard will be successful in completing any such business combination.

        REGULATION UNDER INVESTMENT COMPANY ACT. In the event Boulevard engages in business combinations which result in Boulevard holding passive investment interests in a number of entities, Boulevard could be subject to regulation under the Investment Company Act of 1940. Passive investment interests, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Boulevard would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Boulevard has obtained no formal determination from the Securities and Exchange Commission as to the status of Boulevard under the Investment Company Act of 1940. Any violation of such Act could subject Boulevard to material adverse consequences.

        PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the common stock of Boulevard will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Boulevard. As a condition of the business combination agreement, Pierce Mill Associates, Inc., the sole shareholder of Boulevard, may agree to sell, transfer or retire all or a portion of its common stock of Boulevard to provide the target company with all or majority control. The resulting change in control of Boulevard will likely result in removal of the present officer and director of Boulevard and a corresponding reduction in or elimination of his participation in the future affairs of Boulevard.

        POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of the common stock of Boulevard may increase or decrease, perhaps significantly.

        TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Boulevard may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Boulevard intends to structure any business combination so as to minimize the federal and state tax consequences to both Boulevard and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.  PLAN OF OPERATION.

SEARCH FOR TARGET COMPANY

        Boulevard has entered into an agreement with Rock Creek Capital Corporation to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Boulevard has effected a business combination. Rock Creek Capital Corporation has agreed to pay all expenses of Boulevard until such time as a business combination is effected, without repayment. James M. Cassidy, who is the sole officer and director of Boulevard, is the sole officer and director and sole shareholder of Rock Creek Capital Corporation.

        Rock Creek Capital Corporation may only locate potential target companies for Boulevard and is not authorized to enter into any agreement with a potential target company binding Boulevard.
The agreement between Boulevard and Rock Creek Capital Corporation is not exclusive and Rock Creek Capital Corporation has entered into agreements with other companies similar to Boulevard. Rock Creek Capital Corporation may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

        Pierce Mill Associates, Inc. owns 1,000,000 shares of the common stock of Boulevard for which it paid $100, or $.0001 par value, per share.

        Rock Creek Capital Corporation has entered, and anticipates that it will enter, into agreements with consultants to assist it in locating a target company and may share stock received by it or an affiliate in Boulevard with, or grant options on such stock to, such referring consultants and may make payment to such consultants from its own resources. There is no minimum or maximum amount of stock, options, or cash that Rock Creek Capital Corporation may grant or pay to such consultants. Rock Creek Capital Corporation is solely responsible for the costs and expenses of its activities in seeking a potential target company, including any agreements with consultants, and Boulevard has no obligation to pay any costs incurred or negotiated by Rock Creek Capital Corporation.

        Rock Creek Capital Corporation may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Rock Creek Capital Corporation engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. Rock Creek Capital Corporation expects to rely primarily on consultants in the business and financial communities for referrals of potential target companies. Rock Creek Capital Corporation regularly engages in discussions with consultants and potential target companies.
However, there is no assurance that Rock Creek Capital Corporation will locate a target company to recommend for a business combination.

        James M. Cassidy is the principal of Cassidy & Associates, a Washington, D.C. law firm specializing in securities and corporate law, and as such, is regularly in communication with numerous persons, including corporate officers, attorneys, accountants, financial advisors, brokers, dealers, investment counselors, financial advisors and others. Some of these individuals may be interested in utilizing the services of the law firm for their companies or clients in regard to a wide variety of possible securities-related work including mergers, acquisitions, initial public offerings, stock distributions, incorporations, or other activities. Certain of the companies or clients represented by these persons may develop over time into possible target companies. In addition, Rock Creek Capital Corporation has contact with many consultants, accountants, attorneys, brokers, investment bankers, businessmen, financial advisors and others who work with businesses which may desire to go public. From time to time such contacts may refer their contacts, clients, acquaintances and others to Rock Creek Capital Corporation as potential target companies.

MANAGEMENT OF BOULEVARD

        Boulevard has no full time employees. James M. Cassidy is the sole officer of Boulevard and its sole director. Mr. Cassidy is also the sole shareholder of Pierce Mill Associates, Inc., the sole shareholder of Boulevard. Mr. Cassidy, as president of Boulevard, has agreed to allocate a limited portion of his time to the activities of Boulevard after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Cassidy and the potential demands of the activities of Boulevard.

        The amount of time spent by Mr. Cassidy on the activities of Boulevard is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere. It is impossible to predict the amount of time Mr. Cassidy will actually be required to spend to review a suitable target company. Mr. Cassidy estimates that the business plan of Boulevard can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision. Mr. Cassidy will not perform any services on behalf of Boulevard until after the effective date of this registration statement.

GENERAL BUSINESS PLAN

        The purpose of Boulevard is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Boulevard will not restrict its search to any specific business, industry, or geographical location and Boulevard may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Boulevard has nominal assets and limited financial resources. See PART F/S, "FINANCIAL
STATEMENTS."   This lack of diversification should be considered a
substantial risk to the shareholders of Boulevard because it will not permit Boulevard to offset potential losses from one venture against gains from another.

        Boulevard may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

        Boulevard anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Boulevard has not conducted any research to confirm that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

        Boulevard has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, Boulevard offers owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means. Boulevard has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

        The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of Boulevard, who is not a professional business analyst. In analyzing prospective business opportunities, Boulevard may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Boulevard; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the virtually unlimited discretion of Boulevard to search for and enter into potential business opportunities.

        Boulevard is subject to the reporting requirements of the Exchange Act. Included in these requirements is the duty of Boulevard to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K reporting a business combination which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a transaction. Boulevard intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can
be obtained within the required period of time.   Boulevard may
reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not conform to the representations made by the target company.

        Boulevard will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Boulevard may become engaged, whether such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Boulevard may offer.

        Following a business combination Boulevard may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, Rock Creek Capital Corporation may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

        A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Boulevard only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.

TERMS OF A BUSINESS COMBINATION

        In implementing a structure for a particular business acquisition, Boulevard may become a party to a merger, consolidation, reorganization, joint venture, licensing agreement or other arrangement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of Boulevard will no longer be in control of Boulevard. In addition, it is likely that the officer and director of Boulevard will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

        It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Boulevard may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Boulevard has entered into an agreement for a business combination or has consummated a business combination and Boulevard is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the securities of Boulevard may depress the market value of the securities of Boulevard in the future if such a market develops, of which there is no assurance.

        While the terms of a business transaction to which Boulevard may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

        Depending upon, among other things, the target company's assets and liabilities, the shareholders of Boulevard will in all likelihood hold a substantially lesser percentage ownership interest in Boulevard following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Boulevard acquires a target company with substantial assets. Any merger or acquisition effected by Boulevard can be expected to have a significant dilutive effect on the percentage of shares held by the shareholders of Boulevard at such time.

        Boulevard will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

        Rock Creek Capital Corporation will pay all expenses in regard to its search for a suitable target company. Boulevard does not anticipate expending funds itself for locating a target company.
 James M. Cassidy, the officer and director of Boulevard, will provide his services after the effective date of this registration statement without charge or repayment by Boulevard. Boulevard will not borrow any funds to make any payments to its management, its affiliates or associates. If Rock Creek Capital Corporation stops or becomes unable to continue to pay the operating expenses of Boulevard, Boulevard may not be able to timely make its periodic reports required under the Exchange Act nor to continue to search for an acquisition target.

        The Board of Directors has passed a resolution which establishes a policy that Boulevard will not seek a business combination with any entity in which an officer, director, shareholder or any affiliate or associate of Boulevard serves as an officer or director or holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

        As part of a business combination agreement, Boulevard intends to obtain certain representations and warranties from a target company as to its conduct following the business combination.
 Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act for at least a specified period of time; (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

        A potential target company should be aware that the market price and trading volume of the securities of Boulevard, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Boulevard within the United States financial community. Boulevard does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Boulevard' securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Boulevard' securities, which may result in a significant pressure on their market price. Boulevard may consider the ability and commitment of a target company to actively encourage interest in Boulevard' securities following a business combination in deciding whether to enter into a transaction with such company.

        A business combination with Boulevard separates the process of becoming a public company from the raising of investment capital.
 As a result, a business combination with Boulevard normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Boulevard may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

        Prior to completion of a business combination, Boulevard may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

        Boulevard will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Boulevard. In view of Boulevard' combined extremely limited financial resources and limited management availability, Boulevard will continue to be at a significant competitive disadvantage compared to Boulevard' competitors.

ITEM 3.  DESCRIPTION OF PROPERTY.

        Boulevard has no properties and at this time has no agreements to acquire any properties. Boulevard currently uses the offices of Pierce Mill Associates, Inc. at no cost to Boulevard.
Pierce Mill Associates, Inc. has agreed to continue this arrangement until Boulevard completes a business combination.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

        The following table sets forth each person known by Boulevard to be the beneficial owner of five percent or more of the common stock of Boulevard, all directors individually and all directors and officers of Boulevard as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

        Name and Address           Amount of Beneficial    Percentage of
        of Beneficial Owner            Ownership             Class
         -------------------
        James M. Cassidy (1)           1,000,000              100%
        1504 R Street, N.W.
        Washington, D.C. 20009

        All Executive Officers and     1,000,000              100%
        Directors as a Group
        (1 Person)

        (1) As the sole shareholder, sole director and officer of Pierce Mill Associates, Inc., Mr. Cassidy is deemed to be the beneficial owner of the 1,000,000 shares of common stock of Boulevard owned by Pierce Mill Associates, Inc.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

        Boulevard has one director and officer as follows:

         Name                  Age          Positions and Offices Held

         James M. Cassidy      65            President, Secretary, Director

        There are no agreements or understandings for the above-named officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

        Set forth below is the name of the director and officer of Boulevard, all positions and offices with Boulevard held, the period during which he has served as such, and the business experience during at least the last five years:

        James Michael Cassidy, Esq., LL.B., LL.M., has served as the director, president and secretary of Boulevard since its inception. Mr. Cassidy received a Bachelor of Science in Languages and Linguistics from Georgetown University in 1960, a Bachelor of Laws from The Catholic University School of Law in 1963, and a Master of Laws in Taxation from The Georgetown University School of Law in 1968. From 1963-1964, Mr. Cassidy was law clerk to the Honorable Inzer B. Wyatt of the United States District Court for the Southern District of New York. From 1964-1965, Mr. Cassidy was law clerk to the Honorable Wilbur K. Miller of the United States Court of Appeals for the District of Columbia. From 1969-1975, Mr. Cassidy was an associate of the law firm of Kieffer & Moroney and a principal in the law firm of Kieffer & Cassidy, Washington, D.C. From 1975 to date, Mr. Cassidy has been a principal in the law firm of Cassidy & Associates, Washington, D.C. and its predecessors, specializing in securities law and related corporate and federal taxation matters. Mr. Cassidy is a member of the bars of the District of Columbia and the State of New York, and is admitted to practice before the United States Tax Court and the United States Supreme Court.

PREVIOUS BLANK CHECK COMPANIES

        In 1988, management was involved in two blank check offerings. Mr. Cassidy was vice president, a director and a shareholder of First Agate Capital Corporation and Consolidated Financial Corporation. In August, 1988, First Agate Capital Corporation offered 50,000 units at $10.00 per unit for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. First Agate Capital is no longer a public company and has had no activity since 1991. In November, 1988, Consolidated Financial Corporation offered 50,000 units at $10.00 per unit for an aggregate of $500,000 in an underwritten offering of its common stock and warrants. In 1990, in connection with the change in control of Consolidated Financial Corporation, Mr. Cassidy transferred all his shares of Consolidated Financial Corporation common stock and resigned as an officer and director of that company. Mr. Cassidy has had no further relationship or transactions with Consolidated Financial Corporation since 1990. In June, 1991, the new management of Consolidated Financial Corporation effected its merger with A.B.E Industrial Holdings.

RECENT BLANK CHECK COMPANIES

        James M. Cassidy, the president of Boulevard, is currently involved with other existing blank check companies, and in creating additional similar companies. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business combination.

        Generally target companies will be located for Boulevard and other identical blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, certain blank check companies may differ from Boulevard in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, preference of a certain blank check company name by management of the target company, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Boulevard. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

        The following chart summarizes certain information concerning recent blank check companies with which Mr. Cassidy is or has been involved which filed a registration statement on Form 10-SB. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Current Report on Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                              Registration Form/
                              Automatic
                              Effective Date*/
Corporation                   File Number           Status
Corcoran Technologies         Form 10-SB            Merger effected December 30, 1997.
Corporation (2)               9/30/97; 0-22919      Form 8-K filed January 13, 1998.

Chatsworth Acquisition        Form 10-SB            Merger effected December 4, 1998.
Corporation (2)               4/12/98; 0-23769      Form 8-K filed December 18, 1998.

Sunderland Acquisition        Form 10-SB            Stock exchange and asset acquisition effected
Corporation (3)               10/12/98; 0-24803     April 27, 1999. Form 8-K filed
                                                    May 4, 1999.

Warwick Acquisition           Form 10-SB            Stock-for-stock exchange of subsidiary effected
Corporation (2)               4/18/99; 0-25419      May 27, 1999. For, 8-K filed
                                                    May 27, 1999.

Westford Acquisition          Form 10-SB            Stock exchange effected June 15, 1999. Form
Corporation (2)               10/27/98; 0-24839     8-K filed June 18, 1999.  Merger
                                                    effected July 30, 1999.  Form 8-K
                                                    filed August 13, 1999.

Barhill Acquisition           Form 10-SB            Merger effected August 31, 1999.
Corporation (2)               10/12/98; 0-24801     Form 8-K filed September 1, 1999.

Abbacy Corporation (2)        Form 10-SB            Merger effected October 18, 1999.
                              8/16/99; 0-26405      Form 8-K filed October 21, 1999.

Torbay Acquisition            Form 10-SB            Merger effected October 26, 1999.
Corporation (2)               4/18/99; 0-25417      Form 8-K filed November 12, 1999.

Blencathia Acquisition        Form 10-SB            Merger effected November 2, 1999.
Corporation (2)               4/8/99; 0-25367       Form 8-K filed November 4, 1999.

Epilogue Corporation (2)      Form 10-SB            Merger effected November 10, 1999.
                              8/16/99; 0-26425      Form 8-K filed November 12, 1999.

Caprock Corporation (2)       Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26415      November 26, 1999.  Form 8-K filed
                                                    December 3, 1999.

Aterian Corporation (2)       Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26409      November 29, 1999.  Form 8-K filed
                                                    November 29, 1999.

Tunlaw International          Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               8/31/97; 0-22785      December 3, 1999.  Form 8-K filed
                                                    December 13, 1999.

Forestay Corporation (2)      Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26421      December 9, 1999.  Form 8-K filed
                                                    January 14, 2000.

Decurion Corporation (2)      Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26417      December 13, 1999.  Form 8-K filed
                                                    December 14, 1999.

Ivory Acquisition             Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               12/23/99; 0-28377     January 5, 2000.  Form 8-K filed
                                                    January 7, 2000.

Aberdeen Acquisition          Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               4/11/98; 0-23761      January 14, 2000.  Form 8-K filed
                                                    January 14, 2000.

Emerald Acquisition           Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               12/23/99; 0-28375     January 20, 2000.  Form 8-K filed
                                                    January 21, 2000.

Echelon Acquisition           Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               1/10/00; 0-28521      February 4, 2000.  Form 8-K filed
                                                    February 4, 2000.

Canticle Corporation (2)      Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26413      February 18, 2000.  Form 8-K filed
                                                    February 22, 2000.

Keynote Acquisition           Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               2/14/00; 0-28523      February 23, 2000.  Form 8-K filed
                                                    March 10, 2000.

Juniper Acquisition           Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               2/15/00; 0-28541      February 24, 2000.  Form 8-K filed
                                                    February 25, 2000.

Wellstone Acquisition         Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               2/14/00; 0-28527      March 6, 2000.  Form 8-K filed
                                                    March 7, 2000.

Baroque Corporation (2)       Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26407      March 22, 2000.  Form 8-K filed
                                                    March 22, 2000.

Erebus Corporation (2)        Form 10-SB            Acquisition of outstanding stock effected
                              8/16/99; 0-26419      April 17, 2000.  Form 8-K filed
                                                    April 19, 2000.

Mayford Acquisition           Form 10-SB            Acquisition of outstanding stock effected
Corporation (2)               2/26/00; 0-28681      June 13, 2000.  Form 8-K filed
                                                    filed June 28, 2000. Merger effected July
                                                    14, 2000.  Form 8-K filed
                                                    July 19, 2000.

Borough Corporation (1)       Form 10-SB            Has not entered into an agreemenet for a
                              8/16/99; 0-26411      business combination.

Luminary Acquisition          Form 10-SB            Has not entered into an agreement for a
Corporation (1)               2/20/00; 0-28609      business combination.

Guardian Acquisition          Form 10-SB            Anticipates acquisition of a specific company
Corporation (1)               3/17/00; 0-28955      Form 8-K will be filed if business combination
                                                    occurs.

Independent Acquisition       Form 10-SB            Anticipates accquisition of a specific company
Corporation (1)               03/17/00; 0-28951     Form 8-K will be filed if a business combination
                                                    occurs.

Caravan Acquisition           Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29697     business combination.

Caliper Acquisition           Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29695     business combination.

Eastward Acquisition          Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29693     business combination.

Galena Acquisition            Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29699     business combination.

Generation Acquisition        Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29701     business combination.

Jubilee Acquisition           Form 10-SB            Has not entered into an agreement for a
Corporation (1)               04/24/00; 0-29703     business combination
                                                    combination.


* Form 10-SB is automatically effective 60 days after filing with the Securities and Exchange Commission.

(1) Mr. Cassidy is the sole officer, director and a beneficial shareholder.
(2) Mr. Cassidy was but is no longer the sole officer and director and remains a beneficial shareholder of less than 5% of the outstanding shares.
(3) Mr. Cassidy was but is no longer the sole officer and director and was but is no longer a beneficial shareholder.

TRANSACTIONS BY RECENT BLANK CHECK COMPANIES

        On December 30, 1997, Prime Management, Inc., a California corporation, merged with and into Corcoran Technologies Corporation.
 Corcoran Technologies Corporation was formed on March 27, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Prime Management, Inc. was an operating transportation company with two wholly-owned subsidiaries, Mid-Cal Express, a long-haul trucking company hauling shipments of general commodities, including temperature-sensitive goods, in both intrastate and interstate commerce and Mid-Cal Logistics, a freight brokerage company. Pursuant to the merger, Corcoran Technologies Corporation changed its name to Prime Companies, Inc. The Current Report on Form 8-K was filed on January 13, 1998. The common stock of Prime Companies, Inc. trades on the NASD OTC Bulletin Board under the symbol PRMC. Detailed information concerning Prime Companies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On December 4, 1998, AmeriCom USA, Inc., a Delaware corporation, merged with and into Chatsworth Acquisition Corporation. Chatsworth Acquisition Corporation was formed on December 3, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, AmeriCom USA, Inc. was an operating Internet advertising company with a wholly-owned subsidiary, Diversified Associates International, a California company. Pursuant to the merger, Chatsworth Acquisition Corporation changed its name to AmeriCom USA, Inc. The Current Report on Form 8-K was filed on December 18, 1998.
 Detailed information concerning AmeriCom USA, Inc. may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On April 27, 1999, Capsource, Inc., a Nevada company, Del Mar Mortgage, Inc., a Nevada company, and Del Mar Holdings, Inc. a Nevada company, entered into a stock exchange agreement and asset acquisition agreements, respectively, with Sunderland Acquisition Corporation. Sunderland Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Capsource, Inc. and Del Mar Mortgage, Inc. were operating loan origination companies and Del Mar Holdings, Inc. served as a holding company. Pursuant to the transactions, Sunderland Acquisition Corporation changed its name to Sunderland Corporation. The Current Report on Form 8-K was filed on May 4, 1999. On October 1, 1999, Sunderland Corporation filed a registration statement on Form SB-2 which was declared effective on October 20, 1999. The common stock of Sunderland Corporation trades on the NASD OTC Bulletin Board under the symbol DLMA. Detailed information concerning Sunderland Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On May 27, 1999, ThinWeb Software Incorporated, a Nova Scotia corporation, entered into a stock exchange agreement with Thinweb.com Inc., the wholly-owned Nova Scotia subsidiary of Warwick Acquisition Corporation. Warwick Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, ThinWeb Software Incorporated was a development-stage computer software company. Pursuant to the transaction, Warwick Acquisition Corporation changed its name to thinWEB.com, Inc. The Current Report on Form 8-K was filed on May 27, 1999. On July 23, 1999, thinWEB.com Corporation filed a registration statement on Form SB-2. Detailed information concerning thinWEB.com, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On June 15, 1999, Westford Acquisition Corporation acquired all the outstanding shares of Baja Foods Concepts, Inc., a Florida corporation, resulting in Baja Foods Concepts, Inc. becoming a wholly-owned subsidiary of Westford Acquisition Corporation. Westford Acquisition Corporation was formed on June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. The Current Report on Form 8-K was filed on June 18, 1999. On July 30, 1999, Westford Acquisition Corporation merged with and into South Beach Concepts, Inc., a Florida corporation affiliated with Baja Foods Concepts, Inc. At the time of the business combination, South Beach Concepts, Inc. developed, operated and franchised take-out and eat-in restaurants with specific and consistent themes, logos, and menus and roasts, produces and markets coffee beans and teas and had two theme restaurant chains, Pizza World Gourmet Pizza and South Beach Cafe. Pursuant to the transaction, South Beach Concepts, Inc. was the surviving corporation and the successor issuer to Westford Acquisition Corporation. The Current Report on Form 8-K was filed on August 13, 1999. Detailed information concerning South Beach Concepts, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On August 31, 1999, Barhill Acquisition Corporation merged with and into Aqua Vie Beverage Corporation, a Delaware corporation.
 Barhill Acquisition Corporation was formed June 2, 1998 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Aqua Vie Beverage Corporation developed, bottled and distributed naturally flavored bottled spring water. Pursuant to the transaction, Aqua Vie Beverage Corporation was the surviving corporation and the successor issuer to Barhill Acquisition Corporation. The Current Report on Form 8-K was filed on September 1, 1999. The common stock of Aqua Vie Beverage Corporation trades on the NASD OTC Bulletin Board under the symbol AVBC. Detailed information concerning Aqua Vie Beverage Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On October 18, 1999, Abbacy Corporation merged with and into CBCom, Inc., a Delaware corporation. Abbacy Corporation was formed June 4, 1999, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, CBCom was a development stage company formed to develop telecommunications projects and Internet-related information services in the People's Republic of China by establishing joint venture partnerships with Chinese companies having data networking technologies or installed bases of telecommunications. Pursuant to the transaction, CBCom, Inc. was the surviving corporation and the successor issuer to Abbacy Corporation. The Current Report on Form
8-K was filed on October 21, 1999.   Detailed information concerning
CBCom, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On October 26, 1999, Torbay Acquisition Corporation merged with and into Torbay Holdings, Inc., a Delaware corporation. Torbay Acquisition was formed June 2, 1998, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Torbay Holdings, Inc. was a development stage company that, through its subsidiary Designer Appliances, Ltd., was developing and beginning marketing of household appliances designed to be attractive to a premium, upscale market. Pursuant to the transaction, Torbay Holdings, Inc. was the surviving corporation and the successor issuer to Torbay Acquisition Corporation. The Current Report on Form 8-K was filed November 12, 1999. On December 30, 1999 Torbay Holdings, Inc. filed a registration statement on Form SB-2 which was declared effective on January 26, 2000.
Detailed information concerning Torbay Holdings, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On November 2, 1999, Blencathia Acquisition Corporation merged with and into International Fuel Technology, Inc., a Nevada corporation. Blencathia Acquisition was formed December 3, 1997, to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, International Fuel was a development stage company that had developed a process that reformulates various refined fuels. Pursuant to the transaction, International Fuel Technology, Inc. was the surviving corporation and the successor issuer to Blencathia Acquisition Corporation. The Current Report on Form 8-K was filed November 4, 1999. The common stock of International Fuel Technology, Inc. trades on the NASD OTC Bulletin Board under the symbol IFUE. Detailed information concerning International Fuel Technology, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On November 10, 1999, Epilogue Corporation merged with and into Nextpath Technologies, Inc., a Nevada corporation. Epilogue was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, NextPath Technologies, Inc. was a development stage company formed to serve as a holding company that identifies, acquires, operates and manages state-of-the-art technology companies which have the potential to capture specific market niches. Pursuant to the transaction, NextPath Technologies, Inc. was the surviving corporation and the successor issuer to Epilogue Corporation. The Current Report on Form 8-K was filed on November 12, 1999. The common stock of NextPath Technologies, Inc. trades on the NASD OTC Bulletin Board under the symbol NPTK. Detailed information concerning NextPath Technologies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On November 26, 1999, all the outstanding shares of Caprock Corporation were acquired by International Internet, Inc., a Delaware corporation. Caprock was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, International Internet, Inc. developed and operated Internet and direct retail marketing companies. Pursuant to the transaction, Caprock Corporation became a wholly-owned subsidiary of International Internet, Inc. and International Internet, Inc. became the successor issuer to Caprock Corporation.
A Current Report on Form 8-K was filed December 3, 1999. The common stock of International Internet, Inc. trades on the NASD OTC Bulletin Board under the symbol IINN. Detailed information concerning International Internet, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On November 29, 1999, all the outstanding shares of Aterian Corporation were acquired by Gourmet's Choice Coffee Co., Inc., a Nevada corporation. Aterian was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Gourmet's Choice Coffee Co. was a development stage company that sold premium blended coffees from its Web site on the Internet and served as a holding company for domestic and international companies to be acquired, including its first acquisition of a Vietnamese mineral water company. Pursuant to the transaction, Aterian Corporation became a wholly-owned subsidiary of Gourmet's Choice Coffee Co., Inc. and Gourmet's Choice Coffee Co., Inc. became the successor issuer to Aterian Corporation.
 The Current Report on Form 8-K was filed on November 29, 1999. The common stock of Gourmet's Choice Coffee, Inc. trades on the NASD OTC Bulletin Board under the symbol GMCH. Detailed information concerning Gourmet's Choice Coffee Co., Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On December 3, 1999, all the outstanding shares of Tunlaw International Corporation were acquired by American Career Centers, Inc., a Nevada corporation. Tunlaw was formed March 27, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, American Career Centers, Inc. was a holding company for a number of related career colleges and training centers. Pursuant to the transaction, Tunlaw International Corporation became a wholly-owned subsidiary of American Career Centers, Inc. and American Career Centers, Inc. became the successor issuer to Tunlaw International Corporation. The Current Report on Form 8-K was filed on December 13, 1999. Detailed information concerning American Career Centers, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On December 9, 1999, all the outstanding shares of Forestay Corporation were acquired by Milinx Business Group, Inc. a Delaware corporation. Forestay was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Milinx Business Group, Inc. was a development stage company specializing in automated digital business services with a primary product that delivers integrated, next generation e-business services to subscribers. Pursuant to the transaction, Forestay Corporation became a wholly-owned subsidiary of Milinx Business Group, Inc. and Milinx Business Group, Inc. became the successor issuer to Forestay Corporation. The Current Report on Form 8-K was filed on January 14, 2000. The stock of Milinx Business Group, Inc. trades on the NASD OTC Bulletin Board under the symbols MIXBA and MIXBP. Detailed information concerning Milinx Business Group, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On December 13, 1999, all the outstanding shares of Decurion Corporation were acquired by Hydrogiene Corporation, a Florida corporation. Decurion was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Hydrogiene Corporation was a development stage company that manufactured and marketed personal care systems that convert tank-type and flush-type valve toilets into personal multi-functional cleansing, water therapy and sitz bath systems. Pursuant to the transaction, Decurion Corporation became a wholly-owned subsidiary of Hydrogiene Corporation and Hydrogiene Corporation became the successor issuer to Decurion Corporation.
The Current Report on Form 8-K was filed on December 14, 1999. The common stock of Hydrogiene Corporation trades on the NASD OTC Bulletin Board under the symbol HICS. Detailed information concerning Hydrogiene Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On January 5, 2000 all the outstanding shares of Ivory Acquisition Corporation were acquired by Cosmoz.com, Inc., a Delaware corporation. Ivory Acquisition was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Cosmoz.com, Inc., was a development stage company that intended to be an Internet portal and venture capital provider focusing on the development, investment and acquisition of high traffic, niche and unique technology-based Web properties. Pursuant to the transaction, Ivory Acquisition Corporation became a wholly-owned subsidiary of Cosmoz.com, Inc. and Cosmoz.com, Inc. became the successor issuer to Ivory Acquisition Corporation. The Current Report on Form 8-K was filed on January 7, 2000. The common stock of Cosmoz.com, Inc. trades on the NASD OTC Bulletin Board under the symbol CMOZ. Detailed information concerning Cosmoz.com, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On January 14, 2000 all the outstanding shares of Aberdeen Acquisition Corporation were acquired by Kurchatov Research Holdings, Ltd., a Delaware corporation. Aberdeen Acquisition was formed December 3, 1997 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Kurchatov Research was a development stage company organized to identify, assess, acquire and capitalize on innovative technologies introduced and developed by scientists throughout the world with particular emphasis on technologies originating in Israel, Russia and Germany. Pursuant to the transaction, Aberdeen Acquisition Corporation became a wholly-owned subsidiary of Kurchatov Research and Kurchatov Research became the successor issuer to Aberdeen Acquisition Corporation. The Current Report on Form 8-K was filed on January 14, 2000. The common stock of Kurchatov Research trades on the NASD OTC Bulletin Board under the symbol KRHL. Detailed information concerning Kurchatov Research subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On January 20, 2000 all the outstanding shares of Emerald Acquisition Corporation were acquired by Rhombic Corporation, a Nevada corporation. Emerald Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Rhombic was a development stage company designed to research and develop both its own and acquired technologies in order to make them commercially marketable and capitalize on their commercial applications. Pursuant to the transaction, Emerald Acquisition Corporation became a wholly-owned subsidiary of Rhombic Corporation and Rhombic Corporation became a successor issuer to Emerald Acquisition Corporation. The Current Report on Form 8-K was filed on January 21, 2000. The common stock Rhombic Corporation trades on the NASD OTC Bulletin Board under the symbol NUKE. Detailed information concerning Rhombic Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On February 4, 2000 all the outstanding shares of Echelon Acquisition Corporation were acquired by Foodvision.com, Inc., a Delaware corporation. Echelon Acquisition was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Foodvision.com operated several eat-in cafe restaurants and was developing an e-commerce Web site devoted to the food and beverage industry. Pursuant to the transaction, Echelon Acquisition Corporation became a wholly-owned subsidiary of Foodvision.com and Foodvision.com became the successor issuer to Echelon Acquisition Corporation. The Current Report on Form 8-K was filed on February 4, 2000. The common stock of Foodvision.com trades on the NASD OTC Bulletin Board under the symbol FVSN. Detailed information concerning Foodvision.com subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On February 18, 2000 all the outstanding shares of Canticle Corporation were acquired by PSA, Inc., a Nevada corporation. Canticle Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, PSA, Inc. intended to establish itself as an Internet portal catering to the needs of travelers throughout the world by developing its Web site and related technologies and by placing primary emphasis on capturing a share of the online travel business. Pursuant to the transaction, Canticle Corporation became a wholly-owned subsidiary of PSA, Inc. and PSA, Inc. became the successor issuer to Canticle Corporation. The Current Report on Form 8-K was filed on February 22, 2000. The common stock of PSA, Inc. trades on the NASD OTC Bulletin Board under the symbol PSAX. Detailed information concerning PSA, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On February 23, 2000 all the outstanding shares of Keynote Acquisition Corporation were acquired by Beverly Hills Ltd. Inc., a Florida corporation. Keynote Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Beverly Hills Ltd., Inc. was an Internet holding company specializing in marketing recreation, sporting goods and upscale merchandise through a network of Web companies, events and media publications. Pursuant to the transaction, Keynote Acquisition Corporation became a wholly-owned subsidiary of Beverly Hills Ltd. and Beverly Hills Ltd. became the successor issuer to Keynote Acquisition Corporation. The Current Report on Form 8-K was filed on March 10, 2000. The common stock of Beverly Hills Ltd. trades on the daily quotation sheets published by the National Quotation Bureau, Inc. (the "pink sheets") under the symbol BLTD. Detailed information concerning Beverly Hills Ltd., Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On February 24, 2000 all the outstanding shares of Juniper Acquisition Corporation were acquired by Quintek Technologies, Inc., a California corporation. Juniper Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Quintek Technologies, Inc. was established for the primary purpose of developing, manufacturing and distributing the 4300 Aperture Card Imaging System's technology, used for recording digital images on aperture card media. Pursuant to the transaction, Juniper Acquisition Corporation became a wholly-owned subsidiary of Quintek Technologies, Inc. and Quintek Technologies, Inc. became the successor issuer to Juniper Acquisition Corporation. The Current Report on Form 8-K was filed on February 25, 2000. The common stock of Quintek Technologies, Inc. trades on the NASD OTC Bulletin Board under the symbol QTEK. Detailed information concerning Quintek Technologies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On March 6, 2000 all the outstanding shares of Wellstone Acquisition Corporation were acquired by Pet Quarters, Inc., an Arkansas corporation. Wellstone Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Pet Quarters, Inc. was engaged in the marketing and selling of pet supplies via its Internet Web site and catalogue sales, and intended to expand its pet-related e-commerce services. Pursuant to the transaction, Wellstone Acquisition Corporation became a wholly-owned subsidiary of Pet Quarters, Inc. The Current Report on Form 8-K was filed on March 7, 2000. The common stock of Pet Quarters, Inc. trades on the NASD OTC Bulletin Board under the symbol PDEN. Detailed information concerning Pet Quarters, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On March 22, 2000 all the outstanding shares of Baroque Corporation were acquired by Quik Pix, Inc., a California corporation. Baroque Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Quik Pix, Inc. was a company offering a spectrum of services allowing a client to produce color visuals (digital and photographic) according to parameters as specified by a client. Pursuant to the transaction, Baroque Corporation became a wholly-owned subsidiary of Quik Pix, Inc. and Quik Pix, Inc. became the successor issuer to Baroque Corporation. The Current Report on Form 8-K was filed on March 22, 2000. The common stock of Quik Pix, Inc. trades on the daily quotation sheets published by the National Quotation Bureau, Inc. (the "pink sheets") under the symbol QPIX. Detailed information concerning Quik Pix, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On April 17, 2000 all the outstanding shares of Erebus Corporation were acquired by IVP Technology Corporation, a Nevada Corporation. Erebus Corporation was formed June 7, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, IVP Technology Corporation was established with the purpose of identifying and acquiring private companies and/or their technologies in the high technology field. Pursuant to the transaction, Erebus Corporation became a wholly-owned subsidiary of IVP Technology Corporation and IVP Technology Corporation became the successor issuer to Erebus Corporation. The Current Report on Form 8-K was filed on April 19, 2000. The common stock of IVP Technology Corporation trades on the NASD OTC Bulletin Board under the symbol TALL. Detailed information concerning IVP Technology Corporation subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

        On June 13, 2000 Mayford Acquisition Corporation acquired 99.9% of the outstanding shares of Syntec Acquisition Corporation, a Texas corporation, resulting in Syntec Acquisition Corporation becoming a subsidiary of Mayford Acquisition Corporation. Mayford Acquisition Corporation was formed March 24, 1999 to engage in a merger or acquisition with an unidentified company or companies and was structured substantially identically to Boulevard, including identical management and beneficial shareholders. At the time of the business combination, Syntec Acquisition Corporation, through its subsidiaries Syntec Holding Group, Inc. and Syntec Corporation, was an independent provider of customized integrated electronics manufacturing services to original equipment manufacturers in the electronics industry. The Current Report on Form 8-K was filed on June 28, 2000. On July 14, 2000, Syntec Acquisition Corporation was merged with and into Mayford Acquisition Corporation. In connection with the merger, Mayford Acquisition Corporation changed its name to CCM Manufacturing Technologies, Inc. The Current Report on Form 8-K was filed on July 19, 2000. Detailed information concerning CCM Manufacturing Technologies, Inc. subsequent to the business combination may be obtained from its filings under the Exchange Act which are found on the Edgar archives page of the Securities and Exchange Commission's Website at http://www.sec.gov.

CONFLICTS OF INTEREST

        James M. Cassidy, the sole officer and director of Boulevard, has organized and expects to organize other companies of a similar nature and with a similar purpose as Boulevard. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Boulevard. In addition, insofar as Mr. Cassidy is engaged in other business activities, he may devote only a portion of his time to the affairs of Boulevard.

        A conflict may arise in the event that another blank check company with which Mr. Cassidy is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Boulevard and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Boulevard in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Boulevard. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation.

        Mr. Cassidy is the principal of Cassidy & Associates, a securities law firm located in Washington, D.C. As such, demands may be placed on the time of Mr. Cassidy which will detract from the amount of time he is able to devote to Boulevard. Mr. Cassidy intends to devote as much time to the activities of Boulevard as required. However, should such a conflict arise, there is no assurance that Mr. Cassidy would not attend to other matters prior to those of Boulevard. Mr. Cassidy estimates that the business plan of Boulevard can be implemented by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

        Mr. Cassidy is the president, director and sole shareholder of Pierce Mill Associates, Inc., a Delaware corporation, which is the sole shareholder of Boulevard. At the time of a business combination, some or all of the shares of common stock owned by Pierce Mill Associates, Inc. may be purchased by the target company or retired by Boulevard. The amount of common stock which may be sold or continued to be owned by Pierce Mill Associates, Inc. cannot be determined at this time.

        The terms of business combination may include such terms as Mr. Cassidy remaining a director or officer of Boulevard and/or the continuing securities or other legal work of Boulevard being handled by the law firm of which Mr. Cassidy is the principal. The terms of a business combination may provide for a payment by cash or otherwise to Pierce Mill Associates, Inc. for the purchase or retirement of all or part of the common stock of Boulevard owned by it by a target company or for services rendered by Rock Creek Capital Corporation incident to or following a business combination.
 Mr. Cassidy would directly benefit from such employment or payment. Such benefits may influence Mr. Cassidy's choice of a target company.

        Boulevard will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Boulevard or any affiliates or associates have any interest, direct or indirect.

        There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Boulevard could result in liability of management to Boulevard.

INVESTMENT COMPANY ACT OF 1940

        Although Boulevard will be subject to regulation under the Securities Act and the Exchange Act, management believes Boulevard will not be subject to regulation under the Investment Company Act of 1940 insofar as Boulevard will not be engaged in the business of investing or trading in securities. In the event Boulevard engages in business combinations which result in Boulevard holding passive investment interests in a number of entities, Boulevard could be subject to regulation under the Investment Company Act of 1940. In such event, Boulevard would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Boulevard has obtained no formal determination from the Securities and Exchange Commission as to the status of Boulevard under the Investment Company Act of 1940. Any violation of such Act would subject Boulevard to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

        The officer and director of Boulevard does not receive any compensation for his services rendered to Boulevard, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Boulevard. However, the officer and director of Boulevard anticipates receiving benefits as a beneficial shareholder of Boulevard, as the officer and director and sole shareholder of Pierce Mill Associates, Inc. and Rock Creek Capital Corporation and, possibly, as principal of Cassidy & Associates, which may perform legal services for Boulevard after the business combination. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

        No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Boulevard for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        Boulevard has issued a total of 1,000,000 shares of common stock pursuant to Section 4(2) of the Securities Act for a total of $100 in cash.

ITEM 8.  DESCRIPTION OF SECURITIES.

        The authorized capital stock of Boulevard consists of 100,000,000 shares of common stock, par value $.0001 per share, of which there are 1,000,000 issued and outstanding and 20,000,000 shares of preferred stock, par value $.0001 per share, of which none have been designated or issued. The following statements relating to the capital stock set forth the material terms of the securities of Boulevard; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

        Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of Boulevard, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

        Holders of common stock have no preemptive rights to purchase the common stock of Boulevard. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

        The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Boulevard without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, Boulevard has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.

        The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of Boulevard, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise. Boulevard has no present plans to issue any preferred stock.

DIVIDENDS

        Dividends, if any, will be contingent upon Boulevard' revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of Boulevard' Board of Directors. Boulevard presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET

        The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Boulevard will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of Boulevard' common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

        Following a business combination, a target company will normally wish to cause Boulevard' common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time. Such steps will normally involve filing a registration statement under the Securities Act. Such registration statement may include securities held by current shareholders or offered by Boulevard, including warrants, shares underlying warrants, and debt securities.

        In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 round-lot shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least
(i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 round-lot shareholders.

        If, after a business combination and qualification of its securities for trading, Boulevard does not meet the qualifications for listing on the Nasdaq SmallCap Market, Boulevard may apply for quotation of its securities on the NASD OTC Bulletin Board.

        In order to have its securities quoted on the NASD OTC Bulletin Board a company must (i) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators; and (ii) have at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

        The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

        In certain cases Boulevard may elect to have its securities initially quoted in the "pink sheets" published by the National
Quotation Bureau, Inc.

        In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Boulevard will be traded following a business combination and qualification of its securities for trading.

TRANSFER AGENT

        It is anticipated that StockTrans, Inc., Ardmore,
Pennsylvania will act as transfer agent for the common stock of Boulevard.

                               PART II

ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        (A) MARKET PRICE. There is no trading market for Boulevard' common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

        The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to Boulevard, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

        (i) that a broker or dealer approve a person's account for transactions in penny stocks and

        (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

        In order to approve a person's account for transactions in penny stocks, the broker or dealer must

        (i) obtain financial information and investment experience and objectives of the person; and

        (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

        The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

        (i) sets forth the basis on which the broker or dealer made the suitability determination and

        (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

        Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

        (B) HOLDERS. The issued and outstanding shares of the common stock of Boulevard were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933.

        (C) DIVIDENDS. Boulevard has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.  LEGAL PROCEEDINGS.

        There is no litigation pending or threatened by or against Boulevard.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

        Boulevard has not changed accountants since its formation and there are no disagreements with the findings of its accountants.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

        During the past three years, Boulevard has issued 1,000,000 common shares pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. Boulevard' certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                               PART F/S

        FINANCIAL STATEMENTS.

        Set forth below are the audited financial statements for Boulevard for the period ended June 30, 2000. The following financial statements are attached to this report and filed as a part thereof.

                 BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                         FINANCIAL STATEMENTS
                          AS OF JUNE 30, 2000








                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                                CONTENTS




       PAGE      1 - INDEPENDENT AUDITORS' REPORT

       PAGE      2 - BALANCE SHEET AS OF JUNE 30, 2000

       PAGE      3 - STATEMENTS OF OPERATIONS FOR THE PERIODS
                     FROM JANUARY 1, 2000 TO JUNE 30, 2000 AND FROM MARCH 24, 1999 (INCEPTION) TO JUNE 30, 2000

       PAGE      4 - STATEMENT OF CHANGES IN STOCKHOLDER'S
                     EQUITY FOR THE PERIOD FROM MARCH 24, 1999
                     (INCEPTION) TO JUNE 30, 2000

       PAGE      5 - STATEMENTS OF CASH FLOWS FOR THE PERIODS FROM
                     JANUARY 1, 2000 TO JUNE 30, 2000 AND FROM
                     MARCH 24, 1999 (INCEPTION) TO JUNE 30, 2000

       PAGES  6 -8 - NOTES TO FINANCIAL STATEMENTS AS OF
                     JUNE 30, 2000







                     INDEPENDENT AUDITORS' REPORT


To the Board of Directors of:
 Boulevard Acquisition Corporation
 (A Development Stage Company)

We have audited the accompanying balance sheet of Boulevard Acquisition Corporation (a development stage company) as of June 30, 2000 and the related statements of operations, changes in stockholder's equity and cash flows for the periods from January 1, 2000 to June 30, 2000 and March 24, 1999 (inception) to June 30, 2000.
These financial statements are the
responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Boulevard Acquisition Corporation (a development stage company) as of June
30, 2000, and the results of its operations and its cash flows for the periods from January 1, 2000 to June 30, 2000 and March 24, 1999 (inception) to June 30, 2000 in conformity with generally accepted accounting principles.


                                WEINBERG & COMPANY, P.A.


Boca Raton, Florida
August 2, 2000


                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                            BALANCE SHEET
                        AS OF JUNE 30, 2000


                                ASSETS


Cash                                                   $      100

TOTAL ASSETS                                           $      100



                 LIABILITIES AND STOCKHOLDER'S EQUITY


LIABILITIES                                            $     -

STOCKHOLDER'S EQUITY

   Preferred Stock, $.0001 par value, 20,000,000
    shares authorized, none issued and outstanding           -
   Common Stock, $.0001 par value, 100,000,000
    shares authorized, 1,000,000 issued
    and outstanding                                          100
   Additional paid-in capital                                535
   Deficit accumulated during development stage             (535)

     Total Stockholder's Equity                              100

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY             $     100






           See accompanying notes to financial statements.
                                  2

                 BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENTs OF OPERATIONS

                                                               March 24, 1999
                                            January 1, 2000    (Inception) to
                                             June 30, 2000     June 30, 2000

Income                                          $      -           $    -

Expenses
 Organization expense                                  -               535

   Total expenses                                      -               535

NET LOSS                                        $      -              (535)







           See accompanying notes to financial statements.
                                  3

                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
             STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
            FOR THE PERIOD FROM MARCH 24, 1999 (INCEPTION)
                          TO JUNE 30, 2000


                                                          Deficit
                                             Additional   Accumulated
                            Common Stock     Paid-In      During
                               Issued        Capital      Development   Total
                          Shares    Amount                Stage

Common stock issuance    1,000,000   $ 100     $   -      $  -          $ 100

Fair value of
 expenses contributed          -        -          535       -            535

Net loss for the periods
 ended:
 December 31, 1999             -        -          -        (535)       (535)
 June 30, 2000                 -        -          -          -           -

BALANCE AT JUNE 30, 2000  1,000,000   $ 100     $ 535     $ (535)      $ 100



           See accompanying notes to financial statements.
                                  4

                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF CASH FLOWS

                                                              March 24, 1999
                                           January 1, 2000    (Inception) to
                                          to June 30, 2000    June 30, 2000

CASH FLOWS FROM
 OPERATING ACTIVITIES:

Net loss                                         $  -             $ (535)
Adjustment to reconcile net loss
 to net cash used by operating activities

Contributed expenses                                -                535

 Net cash used in operating activities              -                 -

CASH FLOWS FROM INVESTING ACTIVITIES                -                 -

CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from issuance of common stock            -               100

   Net cash provided by financing activities         -               100

INCREASE IN CASH AND CASH EQUIVALENTS                -               100

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD     100               -

CASH AND CASH EQUIVALENTS - END OF PERIOD          $100             $100



           See accompanying notes to financial statements.
                                  5

                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2000

NOTE  1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          A.  Organization and Business Operations

          Boulevard Acquisition Corporation (a development stage company) ("the Company") was incorporated in Delaware on March 24, 1999 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At June 30, 2000, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

          The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

          B.  Use of Estimates

          The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          C.  Cash and Cash Equivalents

          For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.


                                  6

                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2000


          D.  Income Taxes

          The Company accounts for income taxes under the Financial Accounting Standards Board of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. There were no current or deferred income tax expense or benefits due to the Company not having any material operations for the period ending
          June 30, 2000.

NOTE  2 - STOCKHOLDER'S EQUITY

          A.  Preferred Stock

          The Company is authorized to issue 20,000,000 shares of preferred stock at $.0001 par value, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

          B.  Common Stock

          The Company is authorized to issue 100,000,000 shares of common stock at $.0001 par value. The Company issued
          1,000,000 shares of its common stock to Pierce Mill Associates, Inc. pursuant to Section 4(2) of the Securities Act of 1933 for an aggregate consideration of $100.


                                  7

                  BOULEVARD ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS
                        AS OF JUNE 30, 2000


          C.  Additional Paid-In Capital

          Additional paid-in capital at June 30, 2000 represents the fair value of the amount of organization and professional costs incurred by related parties on behalf of the Company. (See Note 4)

NOTE 3 - AGREEMENT

          On April 1, 1999, the Company signed an agreement with Rock Creek Capital Corporaiton ("Rock Creek"), a related entity (See Note 4). The Agreement calls for Rock Creek to provide the following services, without reimbursement from the Company, until the Company enters into a business combination as described in Note 1A:

          1. Preparation and filing of required documents with the Securities and Exchange Commission.
          2.  Location and review of potential target companies.
          3. Payment of all corporate, organizational, and other costs incurred by the Company.

NOTE 4 - RELATED PARTIES

          Legal counsel to the Company is a firm owned by a director of the Company who also owns 100% of the outstanding stock of Pierce Mill Associates, Inc. and Rock Creek. (See Note 3).


                               PART III

ITEM 1.          INDEX TO EXHIBITS


        EXHIBIT NUMBER            DESCRIPTION

        3.1                Certificate of Incorporation

        3.2                By-Laws

        3.3                Specimen stock certificate

        10.1               Agreement with Rock Creek Capital Corporation

        23.1               Consent of Accountants

        27                 Financial Data Schedule



                              SIGNATURES


        In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.




                          BOULEVARD ACQUISITION CORPORATION

                          By: ________________________________________
                          James M. Cassidy, President

                          DATE: August 24, 2000


EXHIBIT 3.1

                     CERTIFICATE OF INCORPORATION

                                  OF

                   BOULEVARD ACQUISITION CORPORATION


                             ARTICLE ONE

                                 Name

       The name of the Corporation is Boulevard Acquisition Corporation.


                             ARTICLE TWO

                               Duration

       The Corporation shall have perpetual existence.


                            ARTICLE THREE

                               Purpose

       The purpose for which this Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.


                             ARTICLE FOUR

                                Shares

       The total number of shares of stock which the Corporation shall have authority to issue is 120,000,000 shares, consisting of 100,000,000 shares of Common Stock having a par value of $.0001 per share and 20,000,000 shares of Preferred Stock having a par value of $.0001 per share.

       The Board of Directors is authorized to provide for the issuance of the shares of Preferred Stock in series and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof.

       The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

       A. The number of shares constituting that series and the distinctive designation of that series;

       B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on share of that series;

       C. Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

       D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

       E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

       F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

       G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

       H. Any other relative rights, preferences and limitations of that series.


                             ARTICLE FIVE

                       Commencement of Business

       The Corporation is authorized to commence business as soon as its certificate of incorporation has been filed.


                             ARTICLE SIX

                Principal Office and Registered Agent

       The post office address of the initial registered office of the Corporation and the name of its initial registered agent and its business address is

        Inc. Plan (USA)
        Trolley Square
        Suite 26 C
        Wilmington, Delaware 19806 (County of New Castle)

       The initial registered agent is a resident of the State of Delaware.


                            ARTICLE SEVEN

                             Incorporator

       Lee W. Cassidy, 1504 R Street, N.W., Washington, D.C. 20009.


                            ARTICLE EIGHT

                          Pre-Emptive Rights

       No Shareholder or other person shall have any pre-emptive rights whatsoever.


                             ARTICLE NINE

                               By-Laws

       The initial by-laws shall be adopted by the Shareholders or the Board of Directors. The power to alter, amend, or repeal the by-laws or adopt new by-laws is vested in the Board of Directors, subject to repeal or change by action of the Shareholders.


                             ARTICLE TEN

                           Number of Votes

       Each share of Common Stock has one vote on each matter on which the share is entitled to vote.


                            ARTICLE ELEVEN

                            Majority Votes

       A majority vote of a quorum of Shareholders (consisting of the holders of a majority of the shares entitled to vote, represented in person or by proxy) is sufficient for any action which requires the vote or concurrence of Shareholders, unless otherwise required or permitted by law or the by-laws of the Corporation.

                            ARTICLE TWELVE

                        Non-Cumulative Voting

       Directors shall be elected by majority vote. Cumulative voting shall not be permitted.


                          ARTICLE THIRTEEN

          Interested Directors, Officers and Securityholders

       A. Validity. If Paragraph (B) is satisfied, no contract or other transaction between the Corporation and any of its directors, officers or securityholders, or any corporation or firm in which any of them are directly or indirectly interested, shall be invalid solely because of this relationship or because of the presence of the director, officer or securityholder at the meeting of the Board of Directors or committee authorizing the contract or transaction, or his participation or vote in the meeting or authorization.

       B. Disclosure, Approval, Fairness. Paragraph (A) shall apply only if:

       (1) The material facts of the relationship or interest of each such director, officer or securityholder are known or disclosed:

       (a) to the Board of Directors or the committee and it nevertheless authorizes or ratifies the contract or transaction by a majority of the directors present, each such interested director to be counted in determining whether a quorum is present but not in calculating the majority necessary to carry the vote; or

       (b) to the Shareholders and they nevertheless authorize or ratify the contract or transaction by a majority of the shares present, each such interested person to be counted for quorum and voting purposes; or

       (2) the contract or transaction is fair to the Corporation as of the time it is authorized or ratified by the Board of Directors, the committee or the Shareholders.


                           ARTICLE FOURTEEN

                    Indemnification and Insurance

       A. Persons. The Corporation shall indemnify, to the extent provided in Paragraphs (B), (D) or (F) and to the extent permitted from time to time by law:

       (1) any person who is or was director, officer, agent or employee of the Corporation, and

       (2) any person who serves or served at the Corporation's request as a director, officer, agent, employee, partner or trustee of another corporation or of a partnership, joint venture, trust or other enterprise.

       B. Extent--Derivative Suits. In case of a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (C), for expenses (including attorney's fees but excluding amounts paid in settlement) actually and reasonably incurred by him in connection with the defense or settlement of the suit.

       C. Standard--Derivative Suits. In case of a suit by or in the right of the Corporation, a person named in Paragraph (A) shall be indemnified only if:

       (1)  he is successful on the merits or otherwise, or

       (2) he acted in good faith in the transaction which is the subject of the suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation. However, he shall not be indemnified in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to the Corporation unless (and only to the extent that) the court in which the suit was brought shall determine, upon application, that despite the adjudication but in view of all the circumstances, he is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

       D. Extent--Nonderivative Suits. In case of a suit, action or proceeding (whether civil, criminal, administrative or investigative), other than a suit by or in the right of the Corporation against a person named in Paragraph (A) by reason of his holding a position named in Paragraph (A), the Corporation shall indemnify him, if he satisfies the standard in Paragraph (E), for amounts actually and reasonably incurred by him in connection with the defense or settlement of the suit as

       (1)  expenses (including attorneys' fees),
       (2)  amounts paid in settlement
       (3)  judgments, and
       (4)  fines.

       E. Standard--Nonderivative Suits. In case of a nonderivative suit, a person named in Paragraph (A) shall be indemnified only if:

       (1)  he is successful on the merits or otherwise, or

       (2) he acted in good faith in the transaction which is the subject of the nonderivative suit, and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and , with respect to any criminal action or proceeding, he had no reason to believe his conduct was unlawful. The termination of a nonderivative suit by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person failed to satisfy this Paragraph (E) (2).

       F.  Determination That Standard Has Been Met.  A
determination that the standard of Paragraph (C) or (E) has been satisfied may be made by a court of law or equity or the
determination may be made by:

       (1) a majority of the directors of the Corporation (whether or not a quorum) who were not parties to the action, suit or proceeding, or

       (2) independent legal counsel (appointed by a majority of the directors of the Corporation, whether or not a quorum, or elected by the Shareholders of the Corporation) in a written opinion, or

       (3)  the Shareholders of the Corporation.

       G.  Proration.  Anyone making a determination under Paragraph
(F) may determine that a person has met the standard as to some matters but not as to others, and may reasonably prorate amounts to be indemnified.

       H. Advance Payment. The Corporation may pay in advance any expenses (including attorney's fees) which may become subject to indemnification under paragraphs (A) - (G) if:

       (1)  the Board of Directors authorizes the specific payment and

       (2) the person receiving the payment undertakes in writing to repay unless it is ultimately determined that he is entitled to indemnification by the Corporation under Paragraphs (A) - (G).

       I.  Nonexclusive.  The indemnification provided by Paragraphs
(A) - (G) shall not be exclusive of any other rights to which a person may be entitled by law or by by-law, agreement, vote of Shareholders or disinterested directors, or otherwise.

       J. Continuation. The indemnification and advance payment provided by Paragraphs (A) - (H) shall continue as to a person who has ceased to hold a position named in paragraph (A) and shall inure to his heirs, executors and administrators.

       K. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who holds or who has held any position named in Paragraph (A) against any liability incurred by him in any such positions or arising out of this status as such, whether or not the Corporation would have power to indemnify him against such liability under Paragraphs (A) - (H).

       L. Reports. Indemnification payments, advance payments, and insurance purchases and payments made under Paragraphs (A) - (K) shall be reported in writing to the Shareholders of the Corporation with the next notice of annual meeting, or within six months, whichever is sooner.

       M. Amendment of Article. Any changes in the General Corporation Law of Delaware increasing, decreasing, amending, changing or otherwise effecting the indemnification of directors, officers, agents, or employees of the Corporation shall be incorporated by reference in this Article as of the date of such changes without further action by the Corporation, its Board of Directors, of Shareholders, it being the intention of this Article that directors, officers, agents and employees of the Corporation shall be indemnified to the maximum degree allowed by the General Corporation Law of the State of Delaware at all times.


                           ARTICLE FIFTEEN

                   Limitation On Director Liability

       A. Scope of Limitation. No person, by virtue of being or having been a director of the Corporation, shall have any personal liability for monetary damages to the Corporation or any of its Shareholders for any breach of fiduciary duty except as to the extent provided in Paragraph (B).

       B. Extent of Limitation. The limitation provided for in this Article shall not eliminate or limit the liability of a director to the Corporation or its Shareholders (i) for any breach of the director's duty of loyalty to the Corporation or its Shareholders (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law
(iii) for any unlawful payment of dividends or unlawful stock purchases or redemptions in violation of Section 174 of the General Corporation Law of Delaware or (iv) for any transaction for which the director derived an improper personal benefit.

       IN WITNESS WHEREOF, the incorporator hereunto has executed this certificate of incorporation on this 22nd day of March, 1999.



                      Lee W. Cassidy, Incorporator

EXHIBIT 3.2
                   BOULEVARD ACQUISITION CORPORATION

                               BY-LAWS

                              ARTICLE I

                           The Stockholders

       SECTION 1.1. ANNUAL MEETING. The annual meeting of the stockholders of Boulevard Acquisition Corporation (the "Corporation") shall be held on the third Thursday in May of each year at 10:30 a.m. local time, or at such other date or time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, for the election of directors and for the transaction of such other business as may come before the meeting.

       SECTION 1.2. SPECIAL MEETINGS. A special meeting of the stockholders may be called at any time by the written resolution or request of two-thirds or more of the members of the Board of Directors, the president, or any executive vice president and shall be called upon the written request of the holders of two-thirds or more in amount, of each class or series of the capital stock of the Corporation entitled to vote at such meeting on the matters(s) that are the subject of the proposed meeting, such written request in each case to specify the purpose or purposes for which such meeting shall be called, and with respect to stockholder proposals, shall further comply with the requirements of this Article.

       SECTION 1.3. NOTICE OF MEETINGS. Written notice of each meeting of stockholders, whether annual or special, stating the date, hour and place where it is to be held, shall be served either personally or by mail, not less than fifteen nor more than sixty days before the meeting, upon each stockholder of record entitled to vote at such meeting, and to any other stockholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle stockholders to receive payment for their stock, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, notice shall be deemed to be delivered when deposited in the United States mail or with any private express mail service, postage or delivery fee prepaid, and shall be directed to each such stockholder at his address, as it appears on the records of the stockholders of the Corporation, unless he shall have previously filed with the secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

       SECTION 1.4. FIXING DATE OF RECORD. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty nor less than ten days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of, or to vote at, a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of, or to vote at, a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

       (b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting (to the extent that such action by written consent is permitted by law, the Certificate of Incorporation or these By-Laws), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in its state of incorporation, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

       (c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

       SECTION 1.5. INSPECTORS. At each meeting of the stockholders, the polls shall be opened and closed and the proxies and ballots shall be received and be taken in charge. All questions touching on the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by one or more inspectors. Such inspectors shall be appointed by the Board of Directors before or at the meeting, or, if no such appointment shall have been made, then by the presiding officer at the meeting. If for any reason any of the inspectors previously appointed shall fail to attend or refuse or be unable to serve, inspectors in place of any so failing to attend or refusing or unable to serve shall be appointed in like manner.

       SECTION 1.6. QUORUM. At any meeting of the stockholders, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum of the stockholders for all purposes, unless the representation of a larger number shall be required by law, and, in that case, the representation of the number so required shall constitute a quorum.

       If the holders of the amount of stock necessary to constitute a quorum shall fail to attend in person or by proxy at the time and place fixed in accordance with these By-Laws for an annual or special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn, from time to time, without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally notified.

       SECTION 1.7. BUSINESS. The chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall call meetings of the stockholders to order, and shall act as chairman of such meeting; provided, however, that the Board of Directors or executive committee may appoint any stockholder to act as chairman of any meeting in the absence of the chairman of the Board. The secretary of the Corporation shall act as secretary at all meetings of the stockholders, but in the absence of the secretary at any meeting of the stockholders, the presiding officer may appoint any person to act as secretary of the meeting.

       SECTION 1.8. STOCKHOLDER PROPOSALS. No proposal by a stockholder shall be presented for vote at a special or annual meeting of stockholders unless such stockholder shall, not later than the close of business on the fifth day following the date on which notice of the meeting is first given to stockholders, provide the Board of Directors or the secretary of the Corporation with written notice of intention to present a proposal for action at the forthcoming meeting of stockholders, which notice shall include the name and address of such stockholder, the number of voting securities that he holds of record and that he holds beneficially, the text of the proposal to be presented to the meeting and a statement in support of the proposal.

       Any stockholder who was a stockholder of record on the applicable record date may make any other proposal at an annual meeting or special meeting of stockholders and the same may be discussed and considered, but unless stated in writing and filed with the Board of Directors or the secretary prior to the date set forth herein above, such proposal shall be laid over for action at an adjourned, special, or annual meeting of the stockholders taking place sixty days or more thereafter. This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors, and committees, but in connection with such reports, no new business proposed by a stockholder, qua stockholder, shall be acted upon at such annual meeting unless stated and filed as herein provided.

       Notwithstanding any other provision of these By-Laws, the Corporation shall be under no obligation to include any stockholder proposal in its proxy statement materials or otherwise present any such proposal to stockholders at a special or annual meeting of stockholders if the Board of Directors reasonably believes the proponents thereof have not complied with Sections 13 or 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder; nor shall the Corporation be required to include any stockholder proposal not required to be included in its proxy materials to stockholders in accordance with any such section, rule or regulation.

       SECTION 1.9. PROXIES. At all meetings of stockholders, a stockholder entitled to vote may vote either in person or by proxy executed in writing by the stockholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the secretary before or at the time of the meeting. No proxy shall be valid after eleven months from the date of its execution, unless otherwise provided in the proxy.

       SECTION 1.10. VOTING BY BALLOT. The votes for directors, and upon the demand of any stockholder or when required by law, the votes upon any question before the meeting, shall be by ballot.

       SECTION 1.11. VOTING LISTS. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares of stock registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

       SECTION 1.12. PLACE OF MEETING. The Board of Directors may designate any place, either within or without the state of incorporation, as the place of meeting for any annual meeting or any special meeting called by the Board of Directors. If no designation is made or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

       SECTION 1.13. VOTING OF STOCK OF CERTAIN HOLDERS. Shares of capital stock of the Corporation standing in the name of another corporation, domestic or foreign, may be voted by such officer, agent, or proxy as the by-laws of such corporation may prescribe, or in the absence of such provision, as the board of directors of such corporation may determine.

       Shares of capital stock of the Corporation standing in the name of a deceased person, a minor ward or an incompetent person may be voted by his administrator, executor, court-appointed guardian or conservator, either in person or by proxy, without a transfer of such stock into the name of such administrator, executor, court-appointed guardian or conservator. Shares of capital stock of the Corporation standing in the name of a trustee may be voted by him, either in person or by proxy.

       Shares of capital stock of the Corporation standing in the name of a receiver may be voted, either in person or by proxy, by such receiver, and stock held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name if authority to do so is contained in any appropriate order of the court by which such receiver was appointed.

       A stockholder whose stock is pledged shall be entitled to vote such stock, either in person or by proxy, until the stock has been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote, either in person or by proxy, the stock so transferred.


       Shares of its own capital stock belonging to this Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding stock at any given time, but shares of its own stock held by it in a fiduciary capacity may be voted and shall be counted in determining the total number of outstanding stock at any given time.

                              ARTICLE II

                          Board of Directors

       SECTION 2.1. GENERAL POWERS. The business, affairs, and the property of the Corporation shall be managed and controlled by the Board of Directors (the "Board"), and, except as otherwise expressly provided by law, the Certificate of Incorporation or these By-Laws, all of the powers of the Corporation shall be vested in the Board.

       SECTION 2.2. NUMBER OF DIRECTORS. The number of directors which shall constitute the whole Board shall be not fewer than one nor more than five. Within the limits above specified, the number of directors shall be determined by the Board of Directors pursuant to a resolution adopted by a majority of the directors then in office.

       SECTION 2.3. ELECTION, TERM AND REMOVAL. Directors shall be elected at the annual meeting of stockholders to succeed those directors whose terms have expired. Each director shall hold office for the term for which elected and until his or her successor shall be elected and qualified. Directors need not be stockholders. A director may be removed from office at a meeting expressly called for that purpose by the vote of not less than a majority of the outstanding capital stock entitled to vote at an election of directors.

       SECTION 2.4. VACANCIES. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, though less than a quorum; except that vacancies resulting from removal from office by a vote of the stockholders may be filled by the stockholders at the same meeting at which such removal occurs provided that the holders of not less than a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote for the election of directors, voting together as a single class, shall vote for each replacement director. All directors elected to fill vacancies shall hold office for a term expiring at the time of the next annual meeting of stockholders and upon election and qualification of his successor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of an incumbent director.

       SECTION 2.5. RESIGNATIONS. Any director of the Corporation may resign at any time by giving written notice to the president or to the secretary of the Corporation. The resignation of any director shall take effect at the time specified therein and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

       SECTION 2.6. PLACE OF MEETINGS, ETC. The Board of Directors may hold its meetings, and may have an office and keep the books of the Corporation (except as otherwise may be provided for by law), in such place or places in or outside the state of incorporation as the Board from time to time may determine.

       SECTION 2.7. REGULAR MEETINGS. Regular meetings of the Board of Directors shall be held as soon as practicable after adjournment of the annual meeting of stockholders at such time and place as the Board of Directors may fix. No notice shall be required for any such regular meeting of the Board.

       SECTION 2.8. SPECIAL MEETINGS. Special meetings of the Board of Directors shall be held at places and times fixed by resolution of the Board of Directors, or upon call of the chairman of the Board, if any, or vice-chairman of the Board, if any, the president, an executive vice president or two-thirds of the directors then in office.

       The secretary or officer performing the secretary's duties shall give not less than twenty-four hours' notice by letter, telegraph or telephone (or in person) of all special meetings of the Board of Directors, provided that notice need not given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

       SECTION 2.9. PARTICIPATION BY CONFERENCE TELEPHONE. Members of the Board of Directors of the Corporation, or any committee thereof, may participate in a regular or special or any other meeting of the Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

       SECTION 2.10. ACTION BY WRITTEN CONSENT. Any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if prior or subsequent to such action all the members of the Board or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of the Board or committee.

       SECTION 2.11. QUORUM. A majority of the total number of directors then in office shall constitute a quorum for the transaction of business; but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn the meeting from time to time.

       SECTION 2.12. BUSINESS. Business shall be transacted at meetings of the Board of Directors in such order as the Board may determine. At all meetings of the Board of Directors, the chairman of the Board, if any, the president, or in his absence the vice-chairman, if any, or an executive vice president, in the order named, shall preside.

       SECTION 2.13. INTEREST OF DIRECTORS IN CONTRACTS. (a) No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the Corporation's directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if:

       (1) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

       (2) The material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or

       (3) The contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee of the Board of Directors or the stockholders.

       (b) Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

       SECTION 2.14. COMPENSATION OF DIRECTORS. Each director of the Corporation who is not a salaried officer or employee of the Corporation, or of a subsidiary of the Corporation, shall receive such allowances for serving as a director and such fees for attendance at meetings of the Board of Directors or the executive committee or any other committee appointed by the Board as the Board may from time to time determine.

       SECTION 2.15. LOANS TO OFFICERS OR EMPLOYEES. The Board of Directors may lend money to, guarantee any obligation of, or otherwise assist, any officer or other employee of the Corporation or of any subsidiary, whether or not such officer or employee is also a director of the Corporation, whenever, in the judgment of the directors, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation; provided, however, that any such loan, guarantee, or other assistance given to an officer or employee who is also a director of the Corporation must be authorized by a majority of the entire Board of Directors. Any such loan, guarantee, or other assistance may be made with or without interest and may be unsecured or secured in such manner as the Board of Directors shall approve, including, but not limited to, a pledge of shares of the Corporation, and may be made upon such other terms and conditions as the Board of Directors may determine.

       SECTION 2.16. NOMINATION. Subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, nominations for the election of directors may be made by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder's intent to make such nomination or nominations has been given, either by personal delivery or by United States mail, postage prepaid, to the secretary of the Corporation not later than (i) with respect to an election to be held at an annual meeting of stockholders, the close of business on the last day of the eighth month after the immediately preceding annual meeting of stockholders, and (ii) with respect to an election to be held at a special meeting of stockholders for the election of directors, the close of business on the fifth day following the date on which notice of such meeting is first given to stockholders. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder; (d) such other information regarding each nominee proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the Board of Directors, and; (e) the consent of each nominee to serve as a director of the Corporation if so elected. The presiding officer at the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

                             ARTICLE III

                              Committees

       SECTION 3.1. COMMITTEES. The Board of Directors, by resolution adopted by a majority of the number of directors then fixed by these By-Laws or resolution thereto, may establish such standing or special committees of the Board as it may deem advisable, and the members, terms, and authority of such committees shall be set forth in the resolutions establishing such committee.

       SECTION 3.2. EXECUTIVE COMMITTEE NUMBER AND TERM OF OFFICE. The Board of Directors may, at any meeting, by majority vote of the Board of Directors, elect from the directors an executive committee.
 The executive committee shall consist of such number of members as may be fixed from time to time by resolution of the Board of Directors. The Board of Directors may designate a chairman of the committee who shall preside at all meetings thereof, and the committee shall designate a member thereof to preside in the absence of the chairman.

       SECTION 3.3. EXECUTIVE COMMITTEE POWERS. The executive committee may, while the Board of Directors is not in session, exercise all or any of the powers of the Board of Directors in all cases in which specific directions shall not have been given by the Board of Directors; except that the executive committee shall not have the power or authority of the Board of Directors to (i) amend the Certificate of Incorporation or the By-Laws of the Corporation,
(ii) fill vacancies on the Board of Directors, (iii) adopt an agreement or certification of ownership, merger or consolidation,
(iv) recommend to the stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, or a dissolution of the Corporation or a revocation of a dissolution, (v) declare a dividend, or (vi) authorize the issuance of stock.

       SECTION 3.4. EXECUTIVE COMMITTEE MEETINGS. Regular and special meetings of the executive committee may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-Laws for regular and special meetings of the Board of Directors. Special meetings of the executive committee may be called by any member thereof. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special or regular meeting of the executive meeting if a quorum is present. At any meeting at which every member of the executive committee shall be present, in person or by telephone, even though without any notice, any business may be transacted. All action by the executive committee shall be reported to the Board of Directors at its meeting next succeeding such action.

       The executive committee shall fix its own rules of procedure, and shall meet where and as provided by such rules or by resolution of the Board of Directors, but in every case the presence of a majority of the total number of members of the executive committee shall be necessary to constitute a quorum. In every case, the affirmative vote of a quorum shall be necessary for the adoption of any resolution.

       SECTION 3.5. EXECUTIVE COMMITTEE VACANCIES.  The Board of
Directors, by majority vote of the Board of Directors then in office, shall fill vacancies in the executive committee by election from the directors.


                              ARTICLE IV

                             The Officers

       SECTION 4.1. NUMBER AND TERM OF OFFICE. The officers of the Corporation shall consist of, as the Board of Directors may determine and appoint from time to time, a chief executive officer, a president, one or more executive vice-presidents, a secretary, a treasurer, a controller, and/or such other officers as may from time to time be elected or appointed by the Board of Directors, including such additional vice-presidents with such designations, if any, as may be determined by the Board of Directors and such assistant secretaries and assistant treasurers. In addition, the Board of Directors may elect a chairman of the Board and may also elect a vice-chairman as officers of the Corporation. Any two or more offices may be held by the same person. In its discretion, the Board of Directors may leave unfilled any office except as may be required by law.

       The officers of the Corporation shall be elected or appointed from time to time by the Board of Directors. Each officer shall hold office until his successor shall have been duly elected or appointed or until his death or until he shall resign or shall have been removed by the Board of Directors.

       Each of the salaried officers of the Corporation shall devote his entire time, skill and energy to the business of the Corporation, unless the contrary is expressly consented to by the Board of Directors or the executive committee.

       SECTION 4.2. REMOVAL. Any officer may be removed by the Board of Directors whenever, in its judgment, the best interests of the Corporation would be served thereby.

       SECTION 4.3. THE CHAIRMAN OF THE BOARD. The chairman of the Board, if any, shall preside at all meetings of stockholders and of the Board of Directors and shall have such other authority and perform such other duties as are prescribed by law, by these By-Laws and by the Board of Directors. The Board of Directors may designate the chairman of the Board as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.4. THE VICE-CHAIRMAN. The vice-chairman, if any, shall have such authority and perform such other duties as are prescribed by these By-Laws and by the Board of Directors. In the absence or inability to act of the chairman of the Board and the president, he shall preside at the meetings of the stockholders and of the Board of Directors and shall have and exercise all of the powers and duties of the chairman of the Board. The Board of Directors may designate the vice-chairman as chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.5. THE PRESIDENT. The president shall have such authority and perform such duties as are prescribed by law, by these By-Laws, by the Board of Directors and by the chief executive officer (if the president is not the chief executive officer). The president, if there is no chairman of the Board, or in the absence or the inability to act of the chairman of the Board, shall preside at all meetings of stockholders and of the Board of Directors. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer, in which case he shall have such authority and perform such duties as are prescribed by these By-Laws and the Board of Directors for the chief executive officer.

       SECTION 4.6. THE CHIEF EXECUTIVE OFFICER. Unless the Board of Directors designates the chairman of the Board or the vice-chairman as chief executive officer, the president shall be the chief executive officer. The chief executive officer of the Corporation shall have, subject to the supervision and direction of the Board of Directors, general supervision of the business, property and affairs of the Corporation, including the power to appoint and discharge agents and employees, and the powers vested in him by the Board of Directors, by law or by these By-Laws or which usually attach or pertain to such office.

       SECTION 4.7. THE EXECUTIVE VICE-PRESIDENTS. In the absence of the chairman of the Board, if any, the president and the vice-chairman, if any, or in the event of their inability or refusal to act, the executive vice-president (or in the event there is more than one executive vice-president, the executive vice-presidents in the order designated, or in the absence of any designation, then in the order of their election) shall perform the duties of the chairman of the Board, of the president and of the vice-chairman, and when so acting, shall have all the powers of and be subject to all the restrictions upon the chairman of the Board, the president and the vice-chairman. Any executive vice-president may sign, with the secretary or an authorized assistant secretary, certificates for stock of the Corporation and shall perform such other duties as from time to time may be assigned to him by the chairman of the Board, the president, the vice-chairman, the Board of Directors or these By-Laws.

       SECTION 4.8. THE VICE-PRESIDENTS. The vice-presidents, if any, shall perform such duties as may be assigned to them from time to time by the chairman of the Board, the president, the vice-chairman, the Board of Directors, or these By-Laws.

       SECTION 4.9. THE TREASURER. Subject to the direction of chief executive officer and the Board of Directors, the treasurer shall have charge and custody of all the funds and securities of the Corporation; when necessary or proper he shall endorse for collection, or cause to be endorsed, on behalf of the Corporation, checks, notes and other obligations, and shall cause the deposit of the same to the credit of the Corporation in such bank or banks or depositary as the Board of Directors may designate or as the Board of Directors by resolution may authorize; he shall sign all receipts and vouchers for payments made to the Corporation other than routine receipts and vouchers, the signing of which he may delegate; he shall sign all checks made by the Corporation (provided, however, that the Board of Directors may authorize and prescribe by resolution the manner in which checks drawn on banks or depositories shall be signed, including the use of facsimile signatures, and the manner in which officers, agents or employees shall be authorized to sign); unless otherwise provided by resolution of the Board of Directors, he shall sign with an officer-director all bills of exchange and promissory notes of the Corporation; whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly full and accurate account of the Corporation in books of the Corporation to be kept by him for that purpose; he shall, at all reasonable times, exhibit his books and accounts to any director of the Corporation upon application at his office during business hours; and he shall perform all acts incident to the position of treasurer. If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such sure ties as the Board of Directors may require.

       SECTION 4.10. THE SECRETARY. The secretary shall keep the minutes of all meetings of the Board of Directors, the minutes of all meetings of the stockholders and (unless otherwise directed by the Board of Directors) the minutes of all committees, in books provided for that purpose; he shall attend to the giving and serving of all notices of the Corporation; he may sign with an officer-director or any other duly authorized person, in the name of the Corporation, all contracts authorized by the Board of Directors or by the executive committee, and, when so ordered by the Board of Directors or the executive committee, he shall affix the seal of the Corporation thereto; he may sign with the president or an executive vice-president all certificates of shares of the capital stock; he shall have charge of the certificate books, transfer books and stock ledgers, and such other books and papers as the Board of Directors or the executive committee may direct, all of which shall, at all reasonable times, be open to the examination of any director, upon application at the secretary's office during business hours; and he shall in general perform all the duties incident to the office of the secretary, subject to the control of the chief executive officer and the Board of Directors.

       SECTION 4.11. THE CONTROLLER. The controller shall be the chief accounting officer of the Corporation. Subject to the supervision of the Board of Directors, the chief executive officer and the treasurer, the controller shall provide for and maintain adequate records of all assets, liabilities and transactions of the Corporation, shall see that accurate audits of the Corporation's affairs are currently and adequately made and shall perform such other duties as from time to time may be assigned to him.

       SECTION 4.12. THE ASSISTANT TREASURERS AND ASSISTANT SECRETARIES. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors may determine. The assistant secretaries as thereunto authorized by the Board of Directors may sign with the chairman of the Board, the president, the vice-chairman or an executive vice-president, certificates for stock of the Corporation, the issue of which shall have been authorized by a resolution of the Board of Directors. The assistant treasurers and assistant secretaries, in general, shall perform such duties as shall be assigned to them by the treasurer or the secretary, respectively, or chief executive officer, the Board of Directors, or these By-Laws.

       SECTION 4.13. SALARIES. The salaries of the officers shall be fixed from time to time by the Board of Directors, and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

       SECTION 4.14. VOTING UPON STOCKS. Unless otherwise ordered by the Board of Directors or by the executive committee, any officer, director or any person or persons appointed in writing by any of them, shall have full power and authority in behalf of the Corporation to attend and to act and to vote at any meetings of stockholders of any corporation in which the Corporation may hold stock, and at any such meeting shall possess and may exercise any and all the rights and powers incident to the ownership of such stock, and which, as the owner thereof, the Corporation might have possessed and exercised if present. The Board of Directors may confer like powers upon any other person or persons.


                              ARTICLE V

                         Contracts and Loans

       SECTION 5.1.  CONTRACTS.  The Board of Directors may
authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

       SECTION 5.2. LOANS. No loans shall be contracted on behalf of the Corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.


                              ARTICLE VI

              Certificates for Stock and Their Transfer

       SECTION 6.1. CERTIFICATES FOR STOCK. Certificates representing stock of the Corporation shall be in such form as may be determined by the Board of Directors. Such certificates shall be signed by the chairman of the Board, the president, the vice-chairman or an executive vice-president and/or by the secretary or an authorized assistant secretary and shall be sealed with the seal of the Corporation. The seal may be a facsimile. If a stock certificate is countersigned (i) by a transfer agent other than the Corporation or its employee, or (ii) by a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In the event that any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates for stock shall be consecutively numbered or otherwise identified. The name of the person to whom the shares of stock represented thereby are issued, with the number of shares of stock and date of issue, shall be entered on the books of the Corporation.
 All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates shall be issued until the former certificate for a like number of shares of stock shall have been surrendered and canceled, except that, in the event of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

       SECTION 6.2. TRANSFERS OF STOCK. Transfers of stock of the Corporation shall be made only on the books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the secretary of the Corporation, and on surrender for cancellation of the certificate for such stock. The person in whose name stock stands on the books of the Corporation shall be deemed the owner thereof for all purposes as regards the Corporation.


                             ARTICLE VII

                             Fiscal Year

       SECTION 7.1.  FISCAL YEAR.  The fiscal year of the
Corporation shall begin on the first day of January in each year and end on the last day of December in each year.


                             ARTICLE VIII

                                 Seal

       SECTION 8.1. SEAL. The Board of Directors shall approve a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation.


                              ARTICLE IX

                           Waiver of Notice

       SECTION 9.1. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these By-Laws or under the provisions of the Certificate of Incorporation or under the provisions of the corporation law of the state of incorporation, waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of any person at a meeting for which any notice is required to be given under the provisions of these By-Laws, the Certificate of Incorporation or the corporation law of the state of incorporation shall constitute a waiver of notice of such meeting except when the person attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.


                              ARTICLE X

                              Amendments

          SECTION 10.1. AMENDMENTS. These By-Laws may be altered, amended or repealed and new By-Laws may be adopted at any meeting of the Board of Directors of the Corporation by the affirmative vote of a majority of the members of the Board, or by the affirmative vote of a majority of the outstanding capital stock of the Corporation (assessed upon the basis of votes and not on the basis of number of shares) entitled to vote generally in the election of directors, voting together as a single class.


                               ARTICLE XI

                            Indemnification

          SECTION 11.1.  INDEMNIFICATION.  The Corporation shall
   indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware, as amended from time to time.

                                 [END]


EXHIBIT 3.3

            Number                           Shares

Incorporated under the laws of the state of Delaware

    BOULEVARD ACQUISITION CORPORATION

Authorized to issue 120,000,000 shares

100,000,000 common shares                      20,000,000 preferred shares
par value $.0001 each                          par value $.0001 each


This certifies that
_______________________________ is the owner of _____________________ fully paid and non-assessable Shares

of the Common Shares of BOULEVARD ACQUISITION CORPORATION

transferrable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

       IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and to be sealed with the Seal of the Corporation this ________ day of ____________A.D.


                              _____________________________________
                              President


                            [SEAL]

  (Reverse side of stock certificate)

       The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

       TEN COM              --as tenants in common
       TEN ENT              --as tenants by the entireties
       JT TEN               --as joint tenants with right of survivorship
                                and not as tenants in common
       UNIF GIFT MIN ACT     --  ____________Custodian

      _________(Minor)          under Uniform Gifts to Minors Act
                                 _______________(State)

       For value received, the undersigned hereby sells, assigns and transfers unto _____________________________ (please insert social security or other identifying number of assignee) ___________________________________

____________________________________________________________________
(please print or typewrite name and address of assignee)

_____________________________ Shares represented by the within
Certificate, and hereby irrevocably constitutes and appoints
____________________ Attorney to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.

       Dated,
                              _______________________________

                              ___________________________________
In presence of
                              _______________________________________


NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.



EXHIBIT 10.1

             AGREEMENT between ROCK CREEK CAPITAL CORPORATION
      ("Rock Creek") and BOULEVARD ACQUISITION CORPORATION (the "Company").

             WHEREAS the Company is a development stage company that has no specific business plan and intends to merge, acquire or otherwise combine with an unidentified company
      (the "Business Combination");

             WHEREAS the Company desires that Rock Creek assist it in locating a suitable target company for a Business
      Combination;

             NOW THEREFORE, it is agreed:

              1.00   ACTIONS BY ROCK CREEK.  Rock Creek,
      directly or through its affiliates, agrees to assist in:

             1.01    The preparation and filing with the
      Securities and Exchange Commission of a registration statement on Form 10-SB for the common stock of the Company;

             1.02    The location and review of potential
      target companies for a business combination and the introduction of potential candidates to the Company;

             1.03    The preparation and filing with the
      Securities and Exchange Commission of all required filings under the Securities Exchange Act of 1934 until the Company enters into a business combination;

             1.04    The preparation and filing with the
      Securities and Exchange Commission of a registration statement on Form S-1, SB-2 or F-1, if requested.

             2.00 PAYMENT OF THE COMPANY EXPENSES. Rock Creek agrees to pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a business combination. Rock Creek understands and agrees that it will not be reimbursed for any payments made by it on behalf of the Company.

             3.00    INDEPENDENT CONSULTANT.   Rock Creek is
      not now, and shall not be, authorized to enter into any agreements, contracts or understandings on behalf of the Company and Rock Creek is not, and shall not be deemed to be, an agent of the Company.

             4.00 USE OF OTHER CONSULTANTS. The Company understands and agrees that Rock Creek intends to work with consultants, brokers, bankers, or others to assist it in locating business entities suitable for a business combination and that Rock Creek may share with such consultants or others, in its sole discretion, all or any portion of stock owned by it or an affiliate in the Company and may make payments to such consultants from its own resources for their services. The Company shall have no responsibility for all or any portion of such payments.

             5.00 ROCK CREEK EXPENSES. Rock Creek will bear its own expenses incurred in regard to its actions under this agreement.

             6.00 ARBITRATION. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the District of Columbia.

             7.00    COVENANT OF FURTHER ASSURANCES.  The
      parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.

             8.00    EFFECTIVE DATE.   The effective date of
      this agreement is as of April 1, 1999.

             IN WITNESS WHEREOF, the parties have approved and executed this agreement.


      ROCK CREEK CAPITAL CORPORATION


      _____________________________________
      President


      BOULEVARD ACQUISITION CORPORATION

      __________________________________
      President




EXHIBIT 23.1

           CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

      We hereby consent to the use in the Form 10-SB Registration Statement, of Boulevard Acquisition Corporation our report as of June 30, 2000 and for the periods from January 1, 2000 to June 30, 2000 and March 24, 1999 (inception) to June 30, 2000, dated August 2, 2000, relating to the financial statements of Boulevard Acquisition Corporation which appear in such Form 10-SB.


                          WEINBERG & COMPANY, P.A.
                          Certified Public Accountants

      Boca Raton, Florida
      August 24, 2000